UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D


                  Under the Securities Exchange Act of 1934


                    DISCOVERY CAPITAL FUNDING CORPORATION
                              (Name of Issuer)


                               Common Stock
                       (Title of Class of Securities)



                                   Satish Shah
                             3 Broad Street,Suite 300
                         Charleston, South Carolina 29401
                                (843) 534-1330
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 1, 2001
                        (Date of event Which Requires
                          Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

   (1)  Name of Reporting                    Satish Shah
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a)
        Group                                (b) X

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of
        Organization                         State of New Jersey

                                  (7)  Sole Voting
                                       Power  	    9,000,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power        9,000,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                       9,000,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class
        Represented by Amount
        in Row (11)                                   81.8%

  (14)  Type of Reporting
        Persons                                      IN

Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.001 par value per share (the "Shares"), of Discovrey Capital Funding Corporation, a Delaware corporation
(the "Company"), whose principal executive offices are located at 3 Broad Street, Suite 300, Charleston, South Carolina 29401.

Item 2. Identity and Background

        (a) This Statement is filed by Satish Shah ("Shah")an individual residing in the State of New Jersey.

        (b) and (c)

        The principal business address of Shah is 3 Broad Street, Suite 300, Charleston, South Carolina, 29401. The principal business of Shah is President and Chief Executive Officer of Discovery Capital Funding Corporation.

        (d) The Reporting Person, during the last five years, has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Shah is a citizen of the State of New Jersey.

Item 3. Source and Amount of Funds or Other Consideration

        Shah acquired 9,000,000 shares of the Company's Common
Stock as a result of the Company's acquisition of BiLogic, Inc. from him.

Item 4. Purpose of the Transaction

       Shah acquired 9,000,000 shares of the Company's Common Stock as a result of an acquisition of another company and the purpose was obtain ownership and control of the Company.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        Shah is the beneficial owner of 9,000,000 shares of the Company's Common Stock, which totals 81.8% of the outstanding Common Stock.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        None.

Item 7. Materials to be Filed as Exhibits

        None.


                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Satish Shah
                                   	SATISH SHAH, Individually



Dated: March 23, 2001

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).